Exhibit 99.(h)(8)(iii)

EXECUTION COPY

EXTENSION TO

EXPENSE LIMITATION AGREEMENT

PRECIDIAN ETFS TRUST

This extension to the Expense Limitation Agreement is made and entered into effective as of May 21, 2014, by and between the funds listed on Schedule A (each a “Fund” and collectively the “Funds”), each a series of shares of Precidian ETFs Trust, a Delaware statutory trust (the “Trust”) and Precidian Funds LLC, a Delaware limited liability company (the “Advisor”).

WHEREAS, the Trust, on behalf of the Funds, and the Advisor have entered into an Expense Limitation Agreement dated July 8, 2011 (“Expense Limitation Agreement”), by which the Advisor limits the expenses of the Funds, and, therefore, have entered into this Agreement in order to maintain each Fund’s expense ratio within the Operating Expense Limit, as defined in Schedule A; and

WHEREAS, the Funds and the Advisor have determined that it is appropriate and in the best interests of the Funds and their shareholders to extend the term of the Expense Limitation Agreement through July 30, 2015.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Resolved that the term of the Expense Limitation Agreement, as set forth in Paragraph 3 thereof, be extended such that it shall continue in effect until the 30th day of July, 2015, subject to the terms of such Paragraph 3.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

PRECIDIAN ETFS TRUST,

ON BEHALF OF EACH FUND

/s/ Daniel J. McCabe

By: Daniel J. McCabe

Title: President

PRECIDIAN FUNDS LLC

/s/ Daniel J. McCabe

By: Daniel J. McCabe

Title: Chief Executive Officer

SCHEDULE A

Funds and Operating Expense Limits

Fund	Operating Expense Limit
MAXISSM Nikkei 225 Index Fund	0.50%